October 2, 2018

Sean Fallis
Chief Financial Officer
Silver Bull Resources, Inc.
777 Dunsmuir Street, Suite 1610
Vancouver, B.C.
V7Y 1K4 Canada

       Re: Silver Bull Resources, Inc.
           Registration Statement on Form S-1
           Filed September 21, 2018
           File No. 333-227465

Dear Mr. Fallis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining